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                             March 1, 2021

       Brendan Kennedy
       Chief Executive Officer
       Tilray, Inc.
       1100 Maughan Road
       Nanaimo, British Colombia V9X 1J2

                                                        Re: Tilray, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 19,
2021
                                                            File No. 001-38594

       Dear Mr. Kennedy:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A, Filed February 19, 2021

       General

   1. We note that on pages 157-158 none of the filings that Tilray incorporates by reference are hyperlinked, and
Aphria incorporates by reference its SEDAR filings instead of its
                                                        EDGAR filings. Please
revise to include hyperlinks to the filings incorporated by
                                                        reference by both
parties, and ensure the Aphria filings are incorporated by reference from
                                                        EDGAR. Refer to
Exchange Act Rule 12b-23.
 Brendan Kennedy
FirstName
Tilray, Inc.LastNameBrendan Kennedy
Comapany
March       NameTilray, Inc.
        1, 2021
March2 1, 2021 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Alan Hambelton, Esq.